Exhibit 3

EXECUTION VERSION

Amendment No. 7 to

First Amended and Restated Agreement of Limited Partnership of

Williams Partners L.P.

This Amendment No. 7, dated October 12, 2016, (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership, dated as of August 3, 2010, as amended (the “Partnership Agreement”), of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into and effectuated by WPZ GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to authority granted to it in Article XIII of the Partnership Agreement. Unless otherwise indicated, capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW, THEREFORE, the General Partner hereby amends the Partnership Agreement as follows:

1. Amendment.

(a) Section 1.1 of the Partnership Agreement is hereby amended to amend and restate the following definition:

“Agreement” means the First Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., as it may be amended, supplemented or restated from time to time.

(b) Section 6.4 is hereby amended to amend and restate subsection (d) of Section 6.4 as follows:

“(d) Notwithstanding any other provision of this Agreement and without limiting any other reductions described in this Section 6.4, in connection with the sale of certain Canadian assets, the aggregate distributions of Available Cash, if any, to the holder of the Incentive Distribution Rights provided for in this Section 6.4 with respect to the third Quarter of 2016 shall be reduced by $150,000,000.”

2. Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

3. Applicable Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

4. Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those provisions of this Amendment that are valid, enforceable and legal.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

WPZ GP LLC
The general partner of Williams Partners L.P.

By:	/s/ Donald R. Chappel
Name: Donald R. Chappel
Title: Chief Financial Officer

Signature Page to Amendment No. 7 to First Amended and Restated

Agreement of Limited Partnership of Williams Partners L.P.